Exhibit 99.1

GDS Accelerates Fourth Quarter and Full Year 2018 Earnings Reporting Date and Conference Call to Wednesday, March 13, 2019

SHANGHAI, China, March 12, 2019 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has accelerated the date and time it will report its fourth quarter and full year 2018 unaudited financial results, previously scheduled for Thursday, March 14, 2019.

The Company will now report its fourth quarter and full year 2018 unaudited financial results on Wednesday, March 13, 2019, after the close of the U.S. markets. The Company’s management will host an earnings conference call on March 13, 2019 at 6:00 PM U.S. Eastern Time (6:00 AM Beijing/Hong Kong time on March 14, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7727028

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until March 21, 2019 08:59 AM U.S. Eastern Time:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	7727028

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited
Laura Chen
Phone: +86 (21) 2033-0295
Email: ir@gds-services.com

The Piacente Group, Inc.
Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com

Ross Warner
Phone: +86 (10) 5730-6200
Email: GDS@tpg-ir.com

GDS Holdings Limited